UNITED STATES OF AMERICA
             SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.


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In the Matter of                         :
                                         :           CERTIFICATE
ENTERGY CORPORATION                      :             PURSUANT
ENTERGY POWER, INC.                      :            TO RULE 24
                                         :
File No. 70-9305                         :
                                         :
(Public Utility Holding Company
    Act of 1935)                         :
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     This is to certify, pursuant to Rule 24 under the

Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by

Entergy Corporation ("Entergy') and Entergy Power, Inc.

("EPI"), in their joint Declaration on Form U-1, as amended,

in the above -styled Application-Declaration File No. 70-

9305 (the "Declaration"), have been carried out in

accordance with the terms and conditions of, and for the

purposes represented by, said Declaration, and pursuant to

the Order of the Securities and Exchange Commission with

respect thereto, dated October 9, 1998 (the "Order").

     On March 1, 1999, EPI made a cash payment to Entergy in

the amount of $30,000,000 out of EPI's unearned surplus,

which payment constituted proceeds of the sale of  (1) a

7.13% undivided interest in Unit No. 2 of the Independence

Steam Electric Generating Station; (2) a 3.56% undivided

interest in the Certificate of Environmental Compatibility

and Public Need; (3) a 3.56% undivided interest in the land

and common facilities at the Independence Station; (4) a

3.56% undivided interest in certain leases, mine facilities

and equipment located in Wyoming and (5) a 5.49% undivided

interest in certain other assets in Wyoming by EPI to East

Texas Electric Cooperative, Inc. pursuant to the Order.

     Filed herewith and incorporated herein by reference is

the following exhibit:

     F-1 - Post-effective Opinion of Counsel to EPI




     IN WITNESS WHEREOF, the undersigned companies have

caused this certificate to be executed this 9th day of March

1999.

                              ENTERGY CORPORATION


                              By  /s/ Michael G. Thompson
                                  Michael G. Thompson
                                  Senior Vice President,
                                  General Counsel and
                                  Secretary

                              ENTERGY POWER, INC.


                              By  /s/ Michael G. Thompson
                                  Michael G. Thompson
                                  Vice President and
                                  Secretary